DC

[redacted]

12028213

Act: 1934
Section: 13(a)
Rule:
Public Availability: 9/27/2012

September 27, 2012

Received SEC

SEP 27 2012

Washington, DC 20549

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Britton & Koontz Capital Corporation
Incoming letter dated September 24, 2012

Based on the facts presented, the Division will not object if Britton & Koontz stops filing periodic and current reports under the Exchange Act after: (1) Britton & Koontz has filed a Form 15 to suspend its reporting obligation under Section 15(d) of the Exchange Act; and (2) 90 days lapse after the filing of the Form 15 to terminate the registration of its common stock under Section 12(g) of the Exchange Act. In reaching this position, we note that Britton & Koontz has filed post-effective amendments removing from registration unsold securities under its effective registration statements on Form S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, the Form 15 will indicate that Britton & Koontz is suspending its Section 15(d) reporting obligation pursuant to Exchange Act Rule 12h-3(b)(1)(i), as permitted pursuant to the no-action relief provided in this response.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

September 27, 2012

Mail Stop 4561

Mark W. Jeanfreau, Partner
Phelps Dunbar LLP
365 Canal Street, Suite 2000
New Orleans, Louisiana 70130-6534

Re: Britton & Koontz Capital Corporation

Dear Mr. Jeanfreau:

In regard to your letter of September 24, 2012, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

PHELPS DUNBAR LLP

Louisiana | Mississippi | Texas | Florida | Alabama | North Carolina | London

MARK W. JEANFREAU
Partner
Admitted in Louisiana and Texas
(504) 584-9236
jeanfrem@phelps.com

September 24, 2012

6792-40

VIA E-MAIL (cfletters@sec.gov)

Securities Exchange Act of 1934, Section 13(a)
Securities Exchange Act of 1934, Section 15(d)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Britton & Koontz Capital Corporation
Commission File No. 001-33009

Ladies and Gentlemen:

On behalf of our client, Britton & Koontz Capital Corporation, a Mississippi corporation (the "Company"), we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it concurs with the Company's view that the updating of the Company's Form S-8 registration statements on file with the Commission during the 2012 fiscal year on account of the incorporation by reference therein of the Company's Form 10-K for the year ended December 31, 2011 (filed with the Commission on March 21, 2012), as required pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), does not preclude the Company from relying on Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend its duty to file with the Commission reports required under Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder for the Company's 2012 fiscal year, including its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and its Annual Report on Form 10-K for the year ended December 31, 2012. Subject to the Staff's concurrence with the request set forth in this letter, the Company intends to file a Form 15 pursuant to Rule 12h-3 to suspend its reporting obligations under Section 15(d) of the Exchange Act promptly after the effectiveness of the deregistration of the Company's common stock, $2.50 par value per share (the "Common Stock"; references herein to the "Common Stock" also include the common share purchase rights described in footnote 1 below), under Section 12(g) of the Exchange Act.

Except as otherwise set forth herein, the information in this letter regarding the Company has been provided to us by the Company. The Company has authorized us to make the statements set forth in this letter on its behalf. The Company will file with the Commission all required reports until the date the Company files with the Commission a Form 15 to suspend the Company's reporting obligations under Section 15(d) of the Exchange Act.

Factual Background

The Company is a bank holding company registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended, and is the parent corporation of Britton & Koontz Bank, N.A. (the "Bank"). The Bank operates three full service offices in Natchez, Mississippi, two in Vicksburg, Mississippi, and three in Baton Rouge, Louisiana, and a loan production office in Central, Louisiana. As of June 30, 2012, the Company was a "smaller reporting company," as defined in Rule 12b-2 under the Exchange Act, with approximately $340.7 million in assets and $39.6 million of equity. The Company did not receive any financial assistance from the U.S. Department of the Treasury pursuant to the Troubled Asset Relief Program. As of the date of this letter, the Company has filed all reports required under Section 13(a) of the Exchange Act in 2012 and for the three preceding fiscal years.

On November 12, 1992, the Company entered into a merger agreement with Natchez First Federal Savings Bank, a federally-chartered mutual savings bank ("First Federal"), with the Company to be the surviving entity in the merger. In connection with the First Federal merger, the Company registered its Common Stock under the Securities Act by filing a Registration Statement on Form S-1 (File No. 33-56204) with the Commission on December 23, 1992 (which was subsequently amended by Pre-Effective Amendment No. 1 to Form S-1 Registration Statement filed with the Commission on April 2, 1993 and Pre-Effective Amendment No. 2 to Form S-1 Registration Statement filed with the Commission on April 22, 1993), which registration statement was subsequently declared effective. The Company subsequently registered its Common Stock under Section 12(g) of the Exchange Act pursuant to a Form 8-A filed with the Commission on October 8, 1993. On October 17, 1996, the Company listed its Common Stock on the NASDAQ Capital Market (which was referred to at the time as the NASDAQ Small Cap Market). By virtue of the NASDAQ Capital Market becoming a national securities exchange under Section 6(a) of the Exchange Act in 2006 and the Commission order in Exchange Act Release No. 34-54240, the Company's Common Stock was automatically registered under Section 12(b) of the Exchange Act on August 1, 2006.

Until recently, the Company's Common Stock was quoted on the NASDAQ Capital Market under the symbol BKBK. On July 10, 2012, however, the Company filed a Form 25 with the Commission to delist the Common Stock from the NASDAQ Capital Market and to deregister the Common Stock under Section 12(b) of the Exchange Act.[1] As a result, and effective as of July 10, 2012, the Company's Common Stock no longer trades on the NASDAQ Capital Market. As of the date of this letter, the Company's Common Stock is quoted on the OTC Bulletin Board and the OTCQB marketplace operated by OTC Market Group, Inc. under the symbol BKBK.

There are 2,138,466 shares of Common Stock currently outstanding, which are held of record by approximately 452 holders (as determined pursuant to Rule 12g5-1 under the Exchange Act). In addition, as discussed below, options to acquire 5,000 shares of Common Stock are currently outstanding. The Company has no securities issued and outstanding other than the Common Stock and options to acquire Common Stock. Furthermore, other than its current reporting obligations under Sections 12(g) and 15(d) of the Exchange Act, the Company is not under any obligation, contractual or otherwise, to continue to comply with the reporting requirements of the Exchange Act. If the Company obtains the relief sought by this letter and files a Form 15 to suspend its duty to file reports under Section 15(d) of the Exchange Act, it will not thereafter file or furnish Exchange Act reports with the Commission. The Common Stock constitutes the only class of securities of the Company (equity or debt) registered or required to be

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[1] The Form 25 also covered the common share purchase rights attached to each share of Common Stock pursuant to the Shareholder Rights Agreement dated June 1, 1996 between the Company and the Bank, as Rights Agent, as amended by Amendment No. 1 to Rights Agreement dated as of August 15, 2006. As of the date hereof, the common share purchase rights remain attached to the Common Stock and are not currently exercisable. Such rights are not transferable separate from the Common Stock, and there are no holders of common share purchase rights separate from holders of Common Stock. As of the date hereof, a holder of common share purchase rights has no rights in addition to the rights he or she may have as a holder of Common Stock.

registered under Section 12 of the Exchange Act or subject to a reporting obligation under Section 15(d).[2] The Company is current in all of its reports through the date hereof.

On December 1, 2000, the Company filed a registration statement on Form S-8 (File No. 333-51148) with the Commission, which was immediately effective (the "2000 Form S-8"). The 2000 Form S-8 registered 47,124 shares of Common Stock authorized for issuance pursuant to the Louisiana Bancshares, Inc. Incentive Stock Option Plan, which the Company assumed in connection with the merger of Louisiana Bancshares, Inc. with and into the Company (the "Assumed Incentive Plan"). The Assumed Incentive Plan terminated by its terms prior to the Company's 2012 fiscal year, and therefore no sales of Common Stock have occurred under the Assumed Incentive Plan in the Company's 2012 fiscal year. As of the date hereof, there are no options or other incentives outstanding under such plan. On July 24, 2012, the Company filed a post-effective amendment to the 2000 Form S-8, removing from registration any unsold securities under the 2000 Form S-8. This post-effective amendment was effective upon filing.

On April 15, 2008, the Company filed a registration statement on Form S-8 (File No. 333-150255) with the Commission, which was immediately effective (the "2008 Form S-8"; the 2000 Form S-8 and the 2008 Form S-8 are referred to herein collectively as the "Company S-8s").[3] The 2008 Form S-8 registered 115,000 shares of Common Stock authorized for issuance pursuant to the Britton & Koontz Capital Corporation 2007 Long-Term Incentive Compensation Plan, the Company's equity incentive plan (the "LTIP"). As of the date hereof, there are options to acquire 5,000 shares of Common Stock (owned by one individual) and 13,500 shares of restricted stock outstanding under the LTIP. These options to acquire shares of Common Stock are the only outstanding rights to acquire shares of Common Stock of the Company (other than the common share purchase rights which, as discussed in footnote 1 hereof, are neither exercisable nor tradeable separate from the Common Stock). During the 2012 fiscal year, there have been no sales of Common Stock, nor the grant of any stock options or the award of any restricted stock under the LTIP. On July 24, 2012, the Company filed a post-effective amendment to the 2008 Form S-8, removing from registration any unsold securities under the 2008 Form S-8. This post-effective amendment was effective upon filing.

President Obama signed the Jumpstart Our Business Startups Act (the "JOBS Act") on April 5, 2012. Among other things, the JOBS Act amended Sections 12(g) and 15(d) of the Exchange Act to increase the holders of record threshold for deregistration and suspension of the duty to file reports, respectively, for banks and bank holding companies from 300 to 1,200 record holders. On account of, among other reasons, the high cost of preparing and filing periodic reports with the Commission and the historically low trading volume of the Common Stock, the Board of Directors of the Company determined that delisting and deregistration of the Common Stock was in the best interests of the Company and its shareholders.

As noted above, the Company filed a Form 25 to delist from Nasdaq and to deregister the Common Stock under Section 12(b) of the Exchange Act on July 10, 2012; by operation of Rule 12d2-2(d) under the Exchange Act, the Company is required to continue filing its Section 13(a) reports pursuant to Section 12(g) of the Exchange Act. On July 20, 2012, the Company filed a Form 15 to deregister the Common Stock (and the common share purchase rights) under Section 12(g) of the Exchange Act. Deregistration of the Company's Common Stock under Section 12(g) will be effective 90 days after the Company's Form 15 filing, which is October 18, 2012. Subject to obtaining the relief

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[2] The Company established Britton & Koontz Statutory Trust # 1, which issued trust preferred securities in a private placement transaction exempt from registration under the Securities Act. These trust preferred securities are not registered or required to be registered under Section 12 of the Exchange Act or subject to a reporting obligation under Section 15(d).

[3] Other than the Company S-8s, the Company has not filed any registration statements with the Commission that incorporate by reference subsequently-filed Exchange Act reports.

sought in this letter, the Company intends to file a Form 15 to suspend its reporting obligations under Section 15(d) of the Exchange Act pursuant to Rule 12h-3 promptly after the effectiveness of the Section 12(g) deregistration of its Common Stock (this Form 15 will also cover the common share purchase rights).[4]

Discussion

Despite the termination of the Company's Section 12(g) reporting obligations set to occur on October 18, 2012, in the absence of obtaining the no-action relief sought by this letter, Section 15(d) of the Exchange Act would continue to require the Company to file reports for the remainder of its 2012 fiscal year because the Company S-8s were automatically updated upon the incorporation therein of the Company's Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the Commission on March 21, 2012.

Rule 12h-3 provides the means for an issuer to suspend its duty under Section 15(d) of the Exchange Act to file reports under Section 13(a) of the Exchange Act. Rule 12h-3(a) provides that, subject to the provisions of subsections (c) and (d) of the rule, the duty under Section 15(d) to file reports with respect to a class of securities specified in Rule 12h-3(b) shall be suspended immediately upon the filing of a Form 15 if, for issuers like the Company, the issuer has filed all reports required by Section 13(a) of the Exchange Act for its most recent three fiscal years and the portion of the current year preceding the filing of the Form 15. However, Rule 12h-3(b) provides that, for issuers like the Company with more than $10 million in assets, only securities held of record by less than 300 persons are eligible for the suspension provided under Rule 12h-3(a). Furthermore, Rule 12h-3(c) states that the relief provided under Rule 12h-3 is not available for any class of securities for a fiscal year in which a registration statement relating to that class of securities becomes effective under the Securities Act or is required to be updated for purposes of Section 10(a)(3) of the Securities Act through an issuer's Exchange Act filings.

As noted above, the Company has filed all reports required under Section 13(a) of the Exchange Act for its 2012 fiscal year and for the three preceding fiscal years. However, because Rule 12h-3 has not yet been amended to reflect the increased Section 15(d) record ownership thresholds effected pursuant to the JOBS Act and the Company has 452 shareholders of record as of the date of this letter,[5] a literal reading of Rule 12h-3(b) would prevent the Company from suspending its duty under Section 15(d) to file the reports required by Section 13(a). In addition, because the Company's latest Annual Report on Form 10-K for the year ended December 31, 2011 had the technical effect of updating the Company S-8s, absent the no-action relief requested hereby, Rule 12h-3(c) would prevent the Company from suspending its duty under Section 15(d) to file reports required by Section 13(a) of the Exchange Act.

As discussed in the Division of Corporation Finance's Staff Legal Bulletin No. 18 dated March 15, 2010, there is a line of no-action letters under Rule 12h-3 allowing issuers with a "going dark" fact pattern (who also satisfied the requirements of subsections (a) and (b) of Rule 12h-3) to suspend their Section 15(d) reporting obligations (and to file a Form 15 to that effect), notwithstanding that such issuer

[4] As discussed in "Frequently Asked Questions on Changes to the Requirements for Exchange Act Registration and Deregistration" dated April 11, 2012 issued by the Division of Corporation Finance (the "JOBS Act FAQs"), Form 15 has not yet been amended to reflect the JOBS Act amendments to Section 12(g)(4) or Section 15(d). As advised in the JOBS Act FAQs, the Company's Form 15 filing to terminate its Section 12(g) registration included an explanatory note that the Company was relying on Section 12(g)(4) of the Exchange Act to terminate its Section 12(g) registration. Assuming that the relief requested hereby is granted, the Company will include an explanatory note in its Form 15 filing to suspend its Section 15(d) reporting obligations that the suspension of such reporting obligations is pursuant to Rule 12h-3(b)(1)(i) and the no-action relief provided by the Staff.

[5] As of January 1, 2012, the Company had 459 shareholders of record.

had a registration statement that was deemed updated through its Exchange Act filings.[6] In light of these no-action letters, and the fact that the Company satisfies the requirements of Rule 12h-3(a),[7] we respectfully submit that the Company should be able to rely on Rule 12h-3 to suspend its Section 15(d) reporting obligations notwithstanding the holders of record requirement of Rule 12h-3(b)(1)(i) and the provisions of Rule 12h-3(c), because, as explained in more detail below: (1) Section 15(d) of the Exchange Act has been amended to permit bank holding companies with fewer than 1,200 shareholders of record to suspend their Section 13(a) filing obligations; (2) the purpose of Section 15(d) would not be undermined in granting relief to the Company; and (3) the benefits of reporting do not outweigh the burden on the Company of making such filings.

Section 15(d) of the Exchange Act has been amended to permit bank holding companies with fewer than 1,200 shareholders of record to suspend their Section 13(a) filing obligations.

As noted earlier, there are currently approximately 452 shareholders of record of the Common Stock. Although this is above the current holder of record threshold set forth in Rule 12h-3(b)(1)(i), the Company should nevertheless be permitted to rely on Rule 12h-3 to suspend its Section 15(d) reporting obligations. We believe that the amendments to Section 15(d) of the Exchange Act effected by the JOBS Act demonstrate Congress's determination that bank holding companies with less than 1,200 shareholders of record should not be subject to the financial and administrative burdens of filing reports under the Exchange Act. Furthermore, the JOBS Act FAQs appear to indicate that the Commission intends to amend Rule 12g-4 so that it is consistent with the deregistration threshold changes to Section 12(g) of the Exchange Act effected by the JOBS Act.[8] Although the JOBS Act FAQs do not address Rule 12h-3, it seems logical to assume that the Commission will also amend this rule to address the new threshold for the suspension of Section 15(d) reporting obligations applicable to banks and bank holding companies. Therefore, we believe that no-action relief allowing the Company to suspend its reporting obligations under Section 15(d) of the Exchange Act pursuant to Rule 12h-3 is appropriate, notwithstanding that the Company exceeds the holder of record thresholds set forth in Rule 12h-3(b)(1)(i).

The Company represents that, if it obtains the relief sought by this letter, there will be fewer than 1,200 holders of record of the Common Stock on the date that the Company files a Form 15 to suspend its duty to file reports under Section 15(d) of the Exchange Act pursuant to Rule 12h-3.

The purpose of Section 15(d) would not be undermined in granting relief to the Company.

Assuming the Company is permitted to rely on Rule 12h-3(b)(1)(i) notwithstanding the current number of holders of record of its Common Stock, the Company also needs relief with respect to Rule 12h-3(c). As note earlier, Rule 12h-3(c) provides that Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class of securities becomes effective under the Securities Act or is required to be updated for purposes of Section 10(a)(3) of the Securities Act. The Company S-8s were automatically updated upon the incorporation therein of the Company's Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the Commission on March 21, 2012. Thus, a literal reading of Rule 12h-3(c) would prevent the Company from suspending its reporting obligations under Section 15(d) of the Exchange Act despite it satisfying Rule 12h-3(a).

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[6] *See, e.g.,* AB&T Financial Corp. (available July 27, 2012); First Ottawa Bancshares, Inc. (available July 23, 2012); Mango Capital, Inc. (available March 28, 2012); DT Sale Corp. (available November 14, 2011); Constar International Inc. (available March 29, 2011); Decorator Industries, Inc. (available March 23, 2011); International Wire Group, Inc. (available November 4, 2009).

[7] The Company further represents that, at the time it files its Form 15 to suspend its reporting obligations under Section 15(d), it will have filed with the Commission all reports required by Section 13(a) of the Exchange Act prior to such date.

[8] The answer to question 3 within the JOBS Act FAQs states that "Rule 12g-4 has not *yet* been amended to incorporate the new 1,200 holder deregistration threshold" (emphasis added).

In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of current and periodic reporting under Section l5(d) of the Exchange Act is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." See Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). The Proposing Release also stated that the "limitation [set forth in Rule 12h-3(c)] is in keeping with the philosophy reflected in Section l5(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." These policy concerns are not present in the Company's situation. Since no sales have been made under the Company S-8s in 2012, requiring the Company to continue to report under Section 15(d) of the Exchange Act does not seem to further Rule 12h-3's underlying purpose to make available to the investing public complete information about the issuer's activities through the end of the year in which the issuer makes an offering. In addition, the current holders of options issued pursuant to the LTIP will not be disadvantaged by the absence of current and periodic reports under the Exchange Act (as noted earlier, the Assumed Incentive Plan has terminated, and no further grants or awards will be made thereunder). These option holders are current officers and employees of the Company, all of whom not only have access to detailed information about the Company but also have the ability to ask questions of the Company's senior executive officers prior to making a decision to exercise any options.[9] Thus, these persons will have the ability to monitor the Company's performance and make informed investment decisions. It should also be noted that all options currently outstanding have exercise prices higher than the Company's current market price. Finally, as discussed above, the Company has deregistered all of the unissued shares registered pursuant to the Company S-8s. As a result, no additional person will be able to purchase or otherwise acquire any of the Common Stock that had been registered on such Company S-8s, and so, with respect to the Common Stock covered by the Company S-8s, there will be no additional persons who would be protected by or benefit from the Company's continued filing of current and periodic Exchange Act reports.

The Staff has granted no-action relief in circumstances where the literal application of Rule 12h-3(c) would have required continued reporting by an issuer.[10] We believe that, for similar reasons, no-action relief allowing the Company to suspend its duty to file reports under Section 15(d) of the Exchange Act immediately on the date of the Company's Form 15 filing and allowing it to file a Form 15 is warranted, notwithstanding that the Company S-8s were automatically updated during fiscal year 2012.[11]

The benefits of reporting do not outweigh the burden on the Company of making such filings.

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[9] After the Company ceases to be a reporting company, Rule 701 under the Securities Act will permit the Company to grant and award securities under the LTIP in compliance with Rule 701. The Company has informed us that, after the filing of the Form 15, it intends to comply with all requirements applicable to it to ensure that the grant and award of securities under the LTIP will be made in accordance with Rule 701. Rule 701 exempts from the registration requirements of the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and written compensation arrangements by an issuer not subject to the reporting requirements of the Exchange Act. The LTIP satisfies the eligibility requirements of Rule 701, and upon effectiveness of the Company's Form 15 filing to suspend is Section 15(d) obligations, the Company will become eligible as an issuer to utilize the exemption under Rule 701. Securities issued under Rule 701 will be "restricted securities" as defined in Rule 144 under the Securities Act. Accordingly, the Company acknowledges, and will advise all of its optionholders, that the resale of shares acquired upon the exercise of such options may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. *See, e.g.,* Mango Capital, Inc. (available March 28, 2012).

[10] *See, e.g.,* AB&T Financial Corp. (available July 27, 2012); First Ottawa Bancshares, Inc. (available July 23, 2012); Mango Capital, Inc. (available March 28, 2012); DT Sale Corp. (available November 14, 2011); Constar International Inc. (available March 29, 2011); Decorator Industries, Inc. (available March 23, 2011); International Wire Group, Inc. (available November 4, 2009).

[11] The Company also acknowledges that, if on the first day of any subsequent fiscal year there are more than 1,200 holders of record of the Common Stock, the suspension of its Section 15(d) reporting obligations will lapse, and the Company will be required to resume periodic and current reporting under Section 15(d) of the Exchange Act.

The Proposing Release also noted the Commission's acknowledgement that Congress recognized that, with respect to Section 15(d) of the Exchange Act, the benefits of current and periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, particularly where companies with a small number of public stockholders are involved. For the Company, preparing and filing current and periodic reports with the Commission imposes a material financial burden on the Company and involves significant management effort. Management has estimated that the Company's total annual expenses relating to its Section 15(d) reporting obligations, including legal and accounting fees, are approximately $175,000 (and these expenses are expected to increase significantly on account of the costs associated with the "detail-tagging" of the financial statement notes to be included in the Company's periodic reports, as required pursuant to Regulation S-T). The Company believes these funds could be used more effectively to strengthen and grow the Company and increase shareholder value. Therefore, the Company believes that, given the Company's small shareholder base and limited trading activity in the Common Stock, the costs associated with preparing and filing such periodic reports are unnecessary and excessively burdensome, particularly in light of the limited benefits to the Company's shareholders.

Conclusion

For the foregoing reasons, we respectfully request that the Staff confirm that it concurs with the Company's view that the updating of the Company S-8s during the 2012 fiscal year on account of the incorporation by reference therein of the Company's Form 10-K for the year ended December 31, as required pursuant to Section 10(a)(3) of the Securities Act, does not preclude the Company from relying on Rule 12h-3 under the Exchange Act to suspend its duty to file with the Commission reports required under Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder for the Company's 2012 fiscal year, including its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and its Annual Report on Form 10-K for the year ended December 31, 2012.

Subject to the Staff's concurrence that it will not recommend enforcement action under the conditions stated in this letter, promptly after the effectiveness of the deregistration of its Common Stock under Section 12(g), the Company will file a Form 15 certification requesting the suspension of the Company's obligations to file reports pursuant to Section 15(d) of the Exchange Act, effective on the date of the Company's filing of the Form 15.

If the Staff has any questions concerning this request or requires additional information, please contact me at (504) 584-9236 or via email at mark.jeanfreau@phelps.com. If the Staff disagrees with any of the statements expressed herein, we respectfully request the opportunity to discuss such issues with the Staff prior to the issuance of any written response to this letter. Thank you in advance for your consideration of this matter. In accordance with footnote 68 of SEC Release No. 33-7427 (July 1, 1997), we are transmitting a copy of this letter by email.

With best regards,

Mark W. Jeanfreau